SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Regarding the request for clarifications made by the BM&FBovespa, through the correspondence GAE/CAEM 1.359-11, which we transcribe below, we hereby explain to our shareholders and the market in general as follows:

“GAE/CAEM 1.359-11

June 07, 2011

Centrais Elétricas Brasileiras S/A – Eletrobras

Investor Relation Officer

Sr. Armando Casado de Araújo

Dear Sirs

We request clarification about the news published in Valor Econômico, 07/06/2011 edition under the title: "Aneel points to the misuse of RGR by Eletrobras”, as well as other important information.

Regards

Nelson Barroso Ortega

Gerência de Acompanhamento de Emissores

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros”

Eletrobras, since his legal appointment to the administration of the fund RGR, adopts management detached from its relationship with this sectorial fund and their relationships with borrowers benefited from the Eletrobras funding, these procedures are known byf ANEEL, through inspections carried out in this Company.

Eletrobras was authorized by the law 9619/98 to acquire participation in the capital of the distribution energy companies: CEAL, CEPISA, CERON and ELETROACRE with the use of RGR resources and, subsequently, the  MP 1985-25/00 authorized to purchase of the shares of CEAM. Such financial transactions of the fund justified the great part of the mismatch between the assets relating to the financing granted with the RGR fund and the liability of this fund, because these mentioned resources are not part of the financing receivable portfolio of Eletrobras.

Finally we claim that there is no financial or accounting inconsistency in the use of the resource of RGR fund, since all its resources, used by Eletrobras, in the strict limits of the applicable law is recognized in the liabilities of the company and its applications appear part as financing and loans and part as investments and finally, part as cash available.

Rio de Janeiro, June 08, 2011

Armando Casado de Araújo

CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 08, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.